UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date March, 24,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 24, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES BOARD OF DIRECTORS RESOLUTION

The Board of Directors of Grupo Cibest S.A. (“Grupo Cibest”) unanimously authorized Mauricio Rosillo Rojas, Vice President Business of Grupo Cibest, to partially settle his rights in the SVA Institutional Fund (“SVA Fund”) managed by Protección S.A. (“Protección”), whose investment is primarily in shares of Grupo Cibest.

In carrying out these transactions, the procedure established in the Good Governance Code of Grupo Cibest for the settlement of contributions to the SVA Fund by administrators has been complied with.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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